UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Adagene Inc. (the “Company”) is amending its report on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2024 (File/Film Number: 001-39997/241299759) (the “Original 6-K”) in order to re-file and replace the Original 6-K. This Form 6-K/A is being furnished solely to correct a typographical error in the signature page to the Original 6-K. All other information included in the Original 6-K remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
Name: Peter Luo
Title: Chief Executive Officer

Date: November 7, 2024

EXHIBIT INDEX

Exhibit	Description
99.1	Press release tilted “Adagene Presents Results at ESMO Congress that Show Best-in-Class Therapeutic Potential for Anti-CTLA-4 SAFEbody® ADG126 (Muzastotug) in Combination with KEYTRUDA® (Pembrolizumab) in Advanced/Metastatic Microsatellite-stable (MSS) Colorectal Cancer (CRC)” (incorporated by reference to Exhibit 99.1 from the current report on Form 6-K (File/Film Number: 001-39997/241299759) on September 16, 2024))